Exhibit 99.3

BioNTech SE, Mainz
ordinary Annual General Meeting on 15/05/2026

Voting results - Overview

		Valid votes cast		Yes votes		No votes		Item
		Shares	% of capital stock	Shares	%	Shares	%	
Item 2	Resolution on the appropriation of the balance sheet profit for the 2025 financial year	234,799,767	90.65 %	234,734,083	99.97 %	65,684	0.03 %	adopted
Item 3	Resolution on the approval of the actions of the Management Board	198,284,335	76.55 %	197,873,174	99.79 %	411,161	0.21 %	adopted
Item 4	Resolution on the approval of the actions of the Supervisory Board	236,818,981	91.43 %	236,071,180	99.68 %	747,801	0.32 %	adopted
Item 5	Resolution on the appointment of the auditor and the Group auditor for the 2026 financial year and the auditor for any audit or review of interim reports	238,289,587	91.99 %	237,926,738	99.85 %	362,849	0.15 %	adopted
Item 6	Resolution on the approval of the Compensation Report	238,280,961	91.99 %	230,176,677	96.60 %	8,104,284	3.40 %	adopted
Item 7	Resolution on the amendment of Section 9 para. 1 of the Articles of Association to increase the size of the Supervisory Board	238,286,403	91.99 %	238,238,932	99.98 %	47,471	0.02 %	adopted
Item 8.1	Resolution on Elections to the Supervisory Board - Helmut Jeggle	238,286,432	91.99 %	236,945,474	99.44 %	1,340,958	0.56 %	adopted
Item 8.2	Resolution on Elections to the Supervisory Board - Prof. Dr. Anja Morawietz	238,288,562	91.99 %	238,000,533	99.88 %	288,029	0.12 %	adopted
Item 8.3	Resolution on Elections to the Supervisory Board - Prof. Dr. Rudolf Staudigl	238,289,153	91.99 %	235,551,089	98.85 %	2,738,064	1.15 %	adopted
Item 8.4	Resolution on Elections to the Supervisory Board - Dr. Susanne Schaffert	238,288,876	91.99 %	238,242,633	99.98 %	46,243	0.02 %	adopted
Item 8.5	Resolution on Elections to the Supervisory Board - Prof. Dr. Iris Loew-Friedrich	238,288,266	91.99 %	216,215,291	90.74 %	22,072,975	9.26 %	adopted

Note: Percentages rounded to 2 decimal places

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Voting results - Overview BioNTech SE, Mainz ordinary Annual General Meeting on 15/05/2026 Page 2Note: Percentages rounded to 2 decimal places Valid votes cast Yes votes No votes Item Shares % of capital stock Shares % Shares % Item 9 Resolution on the amendment of Section 16 para. 5 of the Articles of Association to reauthorize the Management Board to provide for the holding of a virtual Annual General Meeting 238,288,290 91.99% 217,903,070 91.45% 20,385,220 8.55 % adopted Item 10 Resolution on the cancellation of the existing Authorized Capital 2025 and the creation of new Authorized Capital 2026 with the possibility of excluding subscription rights and corresponding amendment to the Articles of Association 238,290,388 91.99% 236,478,038 99.24% 1,812,350 0.76 % adopted Item 11 Resolution on the approval of the conclusion of a domination and profit and loss transfer agreement between BioNTech SE and BioNTech Discovery GmbH 238,284,305 91.99% 237,836,243 99.81% 448,062 0.19 % adopted